Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

PRESS RELEASE

GE Announces Intent to Conduct Exchange Offers for Preferred Stock

FAIRFIELD, Conn. – December 15, 2015 – General Electric Company (“GE”) today announced its intention to conduct exchange offers pursuant to which GE will offer to exchange new GE preferred stock for its existing three series of preferred stock, consisting of its:

•	4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BM4);

•	4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BN2); and

•	4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BP7).

GE issued the existing preferred stock on December 3, 2015 to holders of preferred stock of General Electric Capital Corporation (“GECC”) in connection with the completed reorganization of GECC. Based on investor feedback following the December 3 issuance, GE intends to conduct exchange offers pursuant to which holders of the existing GE preferred stock will have the option (but not the obligation) to exchange their existing GE preferred stock (together with all rights related to such shares) for new GE preferred stock with new terms. The terms and conditions of the exchange offers will be described in definitive documentation to be distributed upon commencement of the exchange offers. GE intends to provide the terms of the contemplated exchange offers on or before December 21, 2015.

Additional Information

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offers. GE will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Prospectus, which will more fully describe the terms and conditions of the exchange offers. The exchange offers will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offers. GE will deliver the Prospectus to holders of GE preferred stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE or any of its directors or officers or the dealer manager to be appointed with respect to the exchange offers makes any recommendation as to whether you should participate in the exchange offers.

Holders of GE preferred stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE preferred stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports and other information that GE file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE preferred stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, a copy of the Prospectus may be obtained free of charge by requesting a copy from Brigid M. Tobin (Investor Relations) (203 357 4732) at: Brigid.m.tobin@ge.com or 201 High Ridge Road, Stamford, CT 06905-3417.

Forward-Looking Statements

This communication contains “forward-looking statements”—that is, statements related to future, not past, events. In this context, forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the exchange offers. Uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include the failure or inability to launch or consummate any of these transactions in a timely manner or at all, the failure or inability to make or take any filing or other action required to launch or consummate any such transaction on a timely matter or at all, and changes in market conditions. These or other uncertainties may cause our actual future results to be materially different from those expressed in our forward-looking statements.

Investor Contact:

Matt Cribbins, 203.373.2424

matthewg.cribbins@ge.com

Media Contact:

Seth Martin, 203.572.3567

seth.martin@ge.com